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                                                           FOR IMMEDIATE RELEASE


CORPORATE RELEASE
-----------------


                        STATS APPOINTS NEW BOARD DIRECTOR

                TENG CHEONG KWEE JOINS AS NON-EXECUTIVE DIRECTOR
                          AND MEMBER OF AUDIT COMMITTEE

SINGAPORE, DECEMBER 19, 2000 -- ST Assembly Test Services ("STATS" -- Nasdaq:
STTS, SGX: ST Assembly) announced the appointment of Teng Cheong Kwee to its Board of Directors and Audit Committee, effective January 1, 2001.

Teng has long experience in the Singapore financial industry, having served in various senior positions with The Monetary Authority of Singapore from 1982 to 1988 and The Singapore Exchange Limited from 1989 to 2000. He received his Bachelor of Commerce and Bachelor of Engineering (Industrial) with First Class Honours from the University of Newcastle, Australia.

Said Tan Bock Seng, STATS Chairman and Chief Executive Officer, "We are very pleased that Cheong Kwee has agreed to join STATS as a Board member. He brings with him extensive understanding of financial and regulatory matters and we look forward to his contributions to the Board."

Teng replaces Sum Soon Lim who will relinquish his position as non-Executive Director and Chairman and member of the Audit Committee of STATS. The Board and management of STATS wish to acknowledge the significant contributions that Sum has made to STATS during his tenure. His insights and leadership of the Audit Committee will be missed.

Koh Beng Seng, currently non-Executive Director and an independent member of the Audit Committee, takes over as the new Chairman of the Audit Committee.
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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" -- NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stats.com.sg or www.statsus.com.

Certain of the statements in this press release are forward-looking statements, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


MEDIA CONTACTS:

Lim Beng See                                  Lisa Lavin
Director, Corporate Communications            Manager, Marketing
Tel: 65-7511111,                              Tel: 208-9384557,
Fax: 65-7555431                               Fax: 888-3907499
email: limbs@stats.st.com.sg                  email: lavinl@statsus.com


INVESTOR CONTACTS:

Drew Davies                                   Elaine Ang
Director, Investor Relations                  Manager, Investor Relations
Tel: (408) 941 3021,                          Tel: (65) 751 1738,
Fax: (408) 941 3014                           Fax: (65) 755 1585
email: daviesd@statsus.com                    email: angelaine@stats.st.com.sg